Exhibit 16.1


                                [PWC Letterhead]


September 19, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Globix Corporation (copy attached), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K report dated September 12, 2003. We agree with the statements concerning our Firm in such Form 8-K. However, we are not in a position to agree or disagree with the Company's statements concerning changes in their internal controls or the status thereof as indicated in paragraph 6 of
Item 4, of Form 8-K, as of the date of this letter.

Very truly yours,

PricewaterhouseCoopers LLP